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                                                                                               Exhibit 12


                        WESTERN RESOURCES, INC.
        Computations of Ratio of Earnings to Fixed Charges and
      Computations of Ratio of Earnings to Combined Fixed Charges
          and Preferred and Preference Dividend Requirements
                        (Dollars in Thousands)
                                  Unaudited
                                    Twelve
                                    Months
                                    Ended
                                   June 30,                     Year Ended December 31,
                                     1996       1995        1994         1993         1992         1991
Net Income . . . . . . . . . . .   $191,920   $181,676    $187,447     $177,370     $127,884     $ 89,645
Taxes on Income. . . . . . . . .     87,594     83,392      99,951       78,755       46,099       42,527
     Net Income Plus Taxes . . .    279,514    265,068     287,398      256,125      173,983      132,172

Fixed Charges:
  Interest on Long-Term Debt . .    101,218     95,962      98,483      123,551      117,464       51,267
  Interest on Other Indebtedness     29,961     27,487      20,139       19,255       20,009       10,490
  Interest on Other Mandatorily
    Redeemable Securities. . . .      4,059        372        -            -            -            -
  Interest on Corporate-owned
    Life Insurance Borrowings. .     35,523     32,325      26,932       16,252        5,294         -
  Interest Applicable to
    Rentals. . . . . . . . . . .     31,645     31,650      29,003       28,827       27,429        5,089
      Total Fixed Charges. . . .    202,406    187,796     174,557      187,885      170,196       66,846

Preferred and Preference Dividend
Requirements:
  Preferred and Preference
    Dividends. . . . . . . . . .     13,419     13,419      13,418       13,506       12,751        6,377
  Income Tax Required. . . . . .      6,125      6,160       7,155        5,997        4,596        3,025
    Total Preferred and Preference
      Dividend Requirements. . .     19,544     19,579      20,573       19,503       17,347        9,402
Total Fixed Charges and Preferred
   and Preference Dividend
   Requirements. . . . . . . . .    221,950    207,375     195,130      207,388      187,543       76,248

Earnings (1) . . . . . . . . . .   $481,920   $452,864    $461,955     $444,010     $344,179     $199,018

Ratio of Earnings to Fixed Charges    2.38       2.41        2.65         2.36         2.02         2.98

Ratio of Earnings to Combined Fixed
  Charges and Preferred and Preference
  Dividend Requirements. . . . .      2.17       2.18        2.37         2.14         1.84         2.61



(1)  Earnings are deemed to consist of net income to which has been added income taxes (including net deferred investment tax credit) and fixed charges.  Fixed charges consist of all interest on indebtedness, amortization of debt discount and expense, and the portion of rental expense which represents an interest factor.  Preferred and preference dividend requirements consist of an amount equal to the pre-tax earnings which would be required to meet dividend requirements on preferred and preference stock.
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